UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

Commission File Number 0-29338

APT SATELLITE HOLDINGS LIMITED

(Registrant’s name)

22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Change of Directorships
SIGNATURES

APT SATELLITE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)

Change of Directorships

The Board of Directors (the “Board”) of APT Satellite Holdings Limited (the “Company”) hereby announces that with effect from 8 September 2004, for the reasons of operational and administrative needs of the Company, Mr. Cui Xinzheng resigned as the Executive Director of the Company but remains as Vice President of the Company; Messrs. Wu Hongju, Wu Jinfeng, Wong Hung Khim, Lim Shyong and Tseng Ta-mon resigned as the Non-Executive Director of the Company; and Mr. Chen Chi-chuan resigned as the Alternate Director of Dr. Yin Yen-liang. Upon the resignation of Mr. Lim Shyong, Mr. Lim Wee Seng ceased as his Alternate Director.

They confirmed that there is no disagreement with the Board of the Company and there is no other matter that needs to be brought to the attention of the shareholders of the Company.

The Board of the Company also announces that with effect from 8 September 2004 Mr. Lim Wee Seng was appointed as the Alternate Director of Mr. Lim Toon and Mr. Tay Chek Khoon, the Non-Executive Directors of the Company, and Mr. Tseng Ta-mon was appointed as the Alternate Director of Dr. Yin Yen-liang, the Non-Executive Director of the Company.

Mr. Lim Wee Seng, aged 50, was appointed as an Alternate Director to Mr. Lim Toon and Mr. Tay Chek Khoon, non-executive directors of the Company, on 8 September 2004. He has been an Alternate Director to Mr. Lim Shyong, the director of the Company, from September 2003 to September 2004. Mr. Lim was also appointed as an Alternate Director to Mr. Lim Toon and Mr. Tay Chek Khoon, directors of APT Satellite Company Limited and APT Satellite Investment Company Limited, both of which are subsidiaries of the Company. Mr. Lim was also appointed as an Alternate Director to Mr. Lim Toon and Mr. Tay Chek Khoon, directors of APT Satellite International Company Limited, a substantial shareholder of the Company. Mr. Lim graduated from the University of Singapore with a First Class Honours Degree in Bachelor of Engineering (Electrical and Electronics) in 1979 and subsequently obtained a Master of Science (Electrical Engineering) Degree in 1985. He has been with Singapore Telecommunications Limited (“SingTel”), the holding company of one of the shareholders of APT Satellite International Company Limited, the substantial shareholder of the Company, since 1979 and has held management positions in various areas including engineering, radio services, network, carrier wholesale business and strategic investment. From 1998 to 2000, he was the Managing Director of SingTel’s subsidiary company in UK, responsible for the setting up and running of SingTel’s voice and data business in Europe. He was also a member of the Singapore ST-1 satellite planning team in 1991 to 1993. Mr. Lim is currently Director of Strategic Investment in SingTel and is responsible for mergers, acquisitions and monitoring of SingTel’s joint venture companies.

Mr. Tseng Ta-mon, aged 46, was appointed as an Alternate Director to Dr. Yin Yen-liang, the non-executive director of the Company, on 8 September 2004. He has been a Director of the Company from July 2003 to September 2004. Mr. Tseng was also appointed as an Alternate Director to Dr. Yin Yen-liang, the director of APT Satellite Company Limited and APT Satellite Investment Company Limited, both of which are subsidiaries of the Company. Mr. Tseng was also appointed as an Alternate Director to Dr. Yin Yen-liang, the director of APT Satellite International Company Limited, a substantial shareholder of the Company. Mr. Tseng graduated with an LL.B. Degree from National Chengchi University in 1980 and subsequently received the LL.M. Degree from University College London in 1982 and the LL.B. Degree from B.A. at University of Cambridge in 1984 respectively. He also graduated from the Inns of Court School of Law of Middle Temple in 1985 and became Barrister-at-Law in the same year. He was the Specialist of the Board of International Trade from 1985 to 1987. He was also the Partner of Dong & Lee from 1987 to 1992. He has been the Counsel of the Ruentex Group, the holding company of one of the shareholders of APT Satellite International Company Limited, the substantial shareholder of the Company, since 1992.

Save as disclosed above, Mr. Lim and Mr. Tseng do not hold any other position with the Company and other members of the Company, nor have any directorship in other listed public companies in the last three years. They have no relationship with any directors, senior management, substantial shareholder or controlling shareholder of the Company and do not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract signed between the Company and Mr. Lim and Mr. Tseng and they will not receive any directors’ fees. Pursuant to Bye-law 92 of the Company, their appointments are determinable by their respective appointing Directors and, subject thereto, the office of Alternate Director shall continue until the next annual election of their respective appointing Directors or, if earlier, the date on which the relevant appointing Director ceases to be a Director of the Company. At present, no Director of the Company has a service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than statutory compensation). All the Directors of the Company will retire by rotation and re-election at general meeting of the Company in accordance with Bye-law 87.

Save as disclosed above, there are no other matters that need to be brought to the attention of holders of securities of the Company.

The Company warmly welcomes Mr. Lim Wee Seng and Mr. Tseng Ta-mon joining the Board.

By Order of the Board Dr. Brian Lo Company Secretary

Hong Kong, 8 September 2004

The Directors as at the date of this announcement are as follows:

Executive Directors:

Chen Zhaobin and Tong Xudong

Non-Executive Directors:

Liu Ji Yuan (Chairman), Zhang Hainan (Deputy Chairman), Lim Toon, Wu Zhen Mu, Tay Chek Khoon, Yin Yen-liang, Tseng Ta-mon (Alternate Director to Yin Yen-liang) and Lim Wee Seng (Alternate Director to Lim Toon and Tay Chek Khoon)

Independent Non-Executive Directors:

Yuen Pak Yiu, Philip, Huan Guocang and Lui King Man

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2004.
APT Satellite Holdings Limited

	By	/s/ Chen Zhaobin

Chen Zhaobin Executive Director and President